UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Clark, Inc.

(Name of Subject Company)

AUSA MERGER SUB, INC.

and

AUSA HOLDING COMPANY

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

180668 10 5

(CUSIP Number of Class of Securities)

Craig Vermie

AUSA Holding Company

4333 Edgewood Rd. NE

Cedar Rapids, IA 52499

(319) 247-6115

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

WILLIAM J. KELTY, ESQ.

JANET O. LOVE, ESQ.

LORD, BISSELL & BROOK LLP

111 SOUTH WACKER DRIVE

CHICAGO, ILLINOIS 60603

(312) 443-0700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12 Exhibits

(a	)(5)	Press Release dated November 1, 2006